Shin-Marunouchi Building, 29th Floor 1-5-1 Marunouchi Chiyoda-ku, Tokyo 100-6529, Japan Telephone: +81 3 3214 6522 Facsimile: +81 3 3214 6512 www.mofo.com	morrison foerster austin, beijing, berlin, boston, brussels, denver, hong kong, london, los angeles, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

August 2, 2024

Mr. Partick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Mr. Donald Field

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TNL Mediagene Registration Statement on Form F-4 Filed June 13, 2024 File No. 333-280161

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Mr. Field:

On behalf of our client, TNL Mediagene (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 12, 2024, on the Registration Statement on Form F-4 (File No. 333-280161) (the “Registration Statement”) filed with the Commission on June 13, 2024 relating to a proposed business combination.

In response to the Staff’s comments, the Company intends to amend the Registration Statement as described below. For your convenience, we have included the text of the Staff’s comments below and have keyed the Company’s responses accordingly. Concurrently with the submission of this letter, the Company is filing with the Commission an amendment to the Registration Statement (the “Revised Registration Statement”) for review.

The Company’s responses to the Staff’s comments are as follows:

Registration Statement on Form F-4 filed June 13, 2024

Cover Page

1.	We note your disclosure on pages xiii-xiv that Blue Ocean Units, Blue Ocean Class A Shares and Public Warrants “are currently listed on Nasdaq.” Please revise here to disclose the market price of Blue Ocean's Units, Class A Shares and Public Warrants as of the latest practicable date. Refer to Item 501(b)(3) of Regulation S-K and Instruction 2 thereto.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page xiv of the Revised Registration Statement.

Securities and Exchange Commission

2.	We note your disclosure on page 65 that "[u]pon completion of the Merger, the Sponsor will beneficially own a significant equity interest in TNL Mediagene and may take actions that conflict with the interests of Blue Ocean’s public shareholders." To the extent TNL Mediagene will be a controlled company after the business combination, please revise the cover page to (i) clearly state as much, (ii) disclose the percentage of voting power to be held by the controlling shareholders following the business combination and (iii) if true, state that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders. Additionally and if applicable, please include a standalone risk factor that addresses the risks of being a controlled company. Lastly, please revise the fifth paragraph of the cover page to disclose the ownership of TNL Mediagene shareholders and the Sponsor upon completion of the business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not expected to be a controlled company under Nasdaq Listing Rule 5615(c) after the business combination. However, the Company has revised the disclosure on the cover page of the Revised Registration Statement to provide investors with additional information regarding the anticipated ownership structure upon completion of the business combination.

Questions & Answers About the Merger and the Extraordinary General Meeting, page xiii

3.	We note that page 61 as well as several other areas of the proxy statement/prospectus indicate that prior to closing, Blue Ocean and TNL Mediagene intend to enter into PIPE investments to provide additional funds of $35 million in the aggregate. Please add a question and answer to discuss the potential PIPE financing and clarify i) the likelihood that the PIPE financing is secured, ii) whether and to what extent the PIPE may be a possible source of dilution for public Blue Ocean's shareholders' equity stake and voting power, iii) whether there have been any discussion to date with potential PIPE investors and iv) to the extent known, the anticipated timing as well as a summary of the material terms of such financing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages xix, xxi, 61 and 189. The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although the Company is currently engaging in preliminary discussions with potential PIPE investors, the Company has not entered into any contractual arrangement with potential PIPE investors as of the date of this submission, and is unable to comment on the likelihood that PIPE financing will be secured. The Company intends to amend the Registration Statement and provide additional information regarding the status and terms of any potential PIPE financing in a future filing when relevant information becomes available.

4.	Please add a question and answer discussing the Sponsor earnout to include the number of shares, valuation, timeframe and conditions upon which the earnout is dependent. Please include enough information so public stockholders can clearly understand the terms and conditions of the Sponsor's earnout.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page xix of the Revised Registration Statement by adding a question and answer under the caption “Q: What Merger consideration is subject to the Sponsor earnout?”.

Securities and Exchange Commission

5.	Please add a question and answer addressing the consideration to be received by Blue Ocean shareholders in the proposed business combination. Please detail the number of ordinary shares to be issued and their relative share price valuation in comparison to the shares to be exchange and provided to TNL Mediagene's shareholders, the Sponsor and, if applicable, any PIPE investor.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page xix of the Revised Registration Statement by adding a question and answer under the caption “Q: What is the aggregate value of the consideration to be paid in connection with the Merger?”.

6.	Please add a question and answer discussing the aggregate value of the consideration to be paid (or exchanged) in the business combination, as implied by the equity value of TNL Mediagene. In this regard, we note that the "Selected Definitions" section on page x includes a "Split Factor" definition which includes a $260 million reference and page 85 discloses a "valuation of TNL Mediagene of approximately $275 million." Please include enough information so public stockholders can clearly understand the transaction value in this proposed business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages xii and xix of the Revised Registration Statement by amending the amount in the “Split Factor” definition and adding a question and answer under the caption “Q: What is the aggregate value of the consideration to be paid in connection with the Merger?”.

Q: What happens to the funds deposited in the Trust Account after consummation of the Merger?, page xviii

7.	To the extent possible, please revise to quantify the amount of funds to be used for the stated purposes. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the trust account are being used in connection with this business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the caption “Q: What happens to the funds deposited in the Trust Account after consummation of the Merger?” on page xviii of the Revised Registration Statement.

Q: What interests do the Sponsor and the current officers and directors of Blue Ocean have . . ., page xix

8.	Please revise the disclosure to include a bullet quantifying all fees and reimbursable expenses to be paid. As examples only, quantify any fees to be paid to the IPO underwriter, Needham & Company, LLC and Blue Ocean's financial advisor, Newbridge Securities Corporation. Additionally, please quantify the amounts outstanding under the 2023 Sponsor Convertible Note, the 2024 Sponsor Promissory Note, the TNL Mediagene Working Capital Note and the total amount accrued for office space, utilities, administrative and support services payable to an affiliate of the Sponsor.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the caption “Q: What interests do the Sponsor and the current officers and directors of Blue Ocean have in the Merger?” on pages xx and xxi of the Revised Registration Statement.

Securities and Exchange Commission

Summary
The Parties to the Merger
TNL Mediagene, page 1

9.	We note that TNL Mediagene has reported losses and negative cash flows from its operations. Additionally, we also note that PricewaterhouseCoopers, Taiwan, TNL Mediagene's auditor, has included a going concern qualification in its audit report. Please revise to balance the revenue disclosure in the second to last paragraph with comparable disclosure regarding TNL Mediagene's recent net losses and going concern qualification.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 151 of the Revised Registration Statement.

The Business Combination Proposal, page 5

10.	Please revise here or in another section of the summary to briefly discuss the organizational structure immediately following the business combination. Consider adding a chart or some other presentation so public stockholders can clearly understand the ownership structure between all the parties involved in the business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of the Revised Registration Statement and added organizational charts to present the organizational structure pre- and post-business combination.

Risk Factors, page 21

11.	We note your disclosure on page 154 that from 2022 to 2023, TNL Mediagene experienced increases in expenses consisting of "employee salaries and bonuses payable…mainly due to the rising inflation." To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. As examples only, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 22 of the Revised Registration Statement.

12.	We note your disclosure on page 164 that TNL Mediagene is “exposed to interest rate risk.” To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on TNL Mediagene's operations and how its business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the Company is exposed to interest rate risk due to its borrowings, which are primarily based on floating interest rates, it expects the impact of any rate increases to be limited as discussed in the sensitivity analysis presented on page 164 of the Revised Registration Statement. As of the date of this response letter and the concurrent filing of the Revised Registration Statement, the Company does not expect meaningful increases in borrowing costs.

Securities and Exchange Commission

13.	We note your disclosure on page 225 that TNL Mediagene has "agreed that, subject to applicable law, any action, proceeding or claim . . . relating in any way to the A&R Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York." We also note that the exclusive forum provision "applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please include a risk factor to discuss this exclusive forum provision and address any risks or other impacts on shareholders as a result of your exclusive forum provision, including increased costs to bring a claim and that these provisions can discourage claims or limit warrant holders’ ability to bring a claim in a judicial forum that they find favorable. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Revised Registration Statement to add the risk factor “The A&R Warrant Agreement designates the courts of the State of New York . . . which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with TNL Mediagene.” addressing the Staff’s comment.

Timeline of the Proposed Merger with TNL Mediagene, page 88

14.	Please revise the disclosure in this section to include a more detailed description of the negotiations relating to the valuation of TNL Mediagene as a combined entity. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, if and how the amount evolved throughout the negotiations (i.e. from LOI to the final amount contained in the Merger Agreement), and when agreement on the final valuation and type of consideration was reached.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Registration Statement.

15.	Please provide a more detailed description of the negotiations regarding the letter of intent that was executed by Blue Ocean and TNL. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined including any negotiations regarding transaction valuation, consideration, exchange ratios, ownership percentages, etc.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Registration Statement.

16.	We note that the proxy statement/prospectus contemplates a $35 million PIPE financing. Please revise this section to include more detail regarding any PIPE investment negotiations, including i) any preliminary discussions about the need to obtain additional financing for the combined company through PIPE investments beyond the amounts available in the trust account, ii) any terms of the financing (to include pricing) and iii) a description of any negotiations relating to any PIPE subscription agreement or marketing process undertaken to date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages xix, xxi, 61 and 189.The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although the Company is currently engaging in preliminary discussions with potential PIPE investors, the Company has not entered into any contractual arrangement with potential PIPE investors as of the date of this submission, and is presently unable to make disclosures regarding specifics terms of any possible transaction. The Company intends to amend the Registration Statement and provide information regarding the terms and status of any potential PIPE financing process in a future filing when relevant information becomes available.

Securities and Exchange Commission

Blue Ocean's Board of Directors' Reasons for the Merger, page 93

17.	We note the disclosure on page 94 indicates that there are “fees and expenses associated with completing the Merger.” Please revise here to identify to whom the fees and expenses will be paid, and quantify such fees and expenses. Alternatively, please add a Q&A to address transaction fees and expenses and how the funds in the trust account will be used in connection with the closing of the business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page xviii of the Revised Registration Statement under the caption “Q: What happens to the funds deposited in the Trust Account after consummation of the Merger”.

18.	Please disclose whether the Board considered the fairness opinion as one of the positive factors in approving the transaction. If not, revise to explain why not. Additionally, we note that the "Timeline of the Proposed Merger with TNL Mediagene" section on page 88 does not reference the Board's receipt or consideration of the fairness opinion or Newbridge's role in the proposed business combination except for Newbridge's retention on April 26, 2023. Please revise such section to discuss in greater detail Newbridge's role in the proposed transaction.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 93 of the Revised Registration Statement.

Certain Unaudited Prospective Financial Information of TNL Mediagene, page 95

19.	We note your disclosure that you "have omitted the Projections for the projected fiscal year 2023 and present below the key elements of the Projections for the projected fiscal years 2024 and 2025 provided to Blue Ocean and Newbridge" due to the lapse of time. However, we also note that Newbridge used the Projections in certain financial analyses (i.e. its Discounted Cash Flow Analysis). Please revise to provide the information for 2023 and revise as applicable.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Registration Statement.

20.	We note that TNL Mediagene's projections for the projected fiscal year 2023 appear substantially greater than the company's reported results. In this regard, based on the disclosure on page 101, TNL Mediagene projected revenues of $56.6 million for 2023 but only reported actual revenues of $35.8 million as detailed on page F-5. Please add a risk factor discussing the missed projections and any risks to investors regarding their historical use by Blue Ocean and Newbridge in their evaluation of the proposed business combination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Registration Statement by adding the risk factor “Projections are inherently uncertain and subject to change. . . .may adversely affect the future financial conditions, results of operations and prospects of TNL Mediagene.” to address the Staff’s comment.

Securities and Exchange Commission

Interests of Certain Persons in the Merger, page 102

21.	We note that Blue Ocean's board created a special committee to evaluate the proposed business combination due to Mr. Brauchli's relationships with NBM and his prior service on TNL's board. Please add a bullet addressing Mr. Brauchli's interests in this transaction via NBM. To the extent possible, please include quantification of any ownership interest in TNL due to these relationships.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 104 of the Revised Registration Statement.

TNL Mediagene's Business, page 124

22.	With a view to providing investors with a complete and balanced picture of your business and revenues, please disclose here a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from (i) media & branded content (including advertising, sponsored content, subscriptions and events), (ii) technology (including retail media, AdTech, CDP and data licensing and e-commerce) and (iii) digital studio (including marketing strategy, creative design and market research). However, it is not clear how much of these services contributes to your revenue.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 124, 125 and 157 of the Revised Registration Statement.

TNL Mediagene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Efficiencies, page 154

23.	We note your discussion of Adjusted EBITDA Margin. Please discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Revised Registration Statement.

Components of Results of Operations
Other Gains and Losses, page 156

24.	Please tell us how you determined your characterizations of amounts as extraordinary items are appropriate or remove these statements here and throughout the filing. Refer to paragraph 87 of IAS 1.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 159 of the Revised Registration Statement.

Results of Operations, page 157

25.	Please ensure that all material factors discussed in your results of operations disclosure are quantified and that the underlying reasons for each factor are fully analyzed. For example, you disclose that all three sources of revenue increased with media and branded content segment growing $4.9 million, technology segment growing $4.8 million, and digital studio segment growing $6.1 million without providing the underlying reasons for the increases. Additionally, please quantify the effects of changes in both price and volume on sales and service revenue and expense categories, where appropriate. Refer to Item 5 of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 156, 157 and 158 of the Revised Registration Statement.

Securities and Exchange Commission

Unaudited Pro Forma Condensed Combined Financial Information
TNL Mediagene's Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 180

26.	Please disclose the number of authorized, issued and outstanding TNL Mediagene shares on a historical and pro forma basis (under each scenario). Also, reconcile between the historical and pro forma amounts presented.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the Revised Registration Statement by providing a reconciliation of historical and pro forma TNL Mediagene share amounts under each scenario.

Certain Relationships and Related Party Transactions - Blue Ocean
Administrative Support Agreement, page 206

27.	Please revise here to identify the “affiliate of the Sponsor” disclosed here as receiving up to “$10,000 per month for office space and secretarial and administrative support.” Additionally, please discuss this entity's relationship to your Sponsor or the company's officers and directors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 206 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations, page 208

28.	We note your disclosure on pages 209 and 217 that the disclosure regarding federal income tax considerations "IS FOR INFORMATIONAL PURPOSES ONLY." Please delete these limitations on reliance as investors are entitled to rely upon the provided tax opinions. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 209 and 217 of the Revised Registration Statement.

U.S. Federal Income Tax Considerations of the Merger to U.S. Holders
Characterization of the Merger as a Tax-Free Reorganization under Section 368(a) of the Code, page 209

29.	We note your discussion of U.S. federal tax consequences of the merger in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. In this regard, we note the tax consequences discussed here relate to the merger being a tax-free reorganization under Section 368 of the Code. Please file the required tax opinion and revise your disclosure to state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of counsel. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 dated October 14, 2011. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Revised Registration Statement and has filed the requested tax opinion as Exhibit 8.1 to the Revised Registration Statement.

Beneficial Ownership of Securities, page 239

30.	Please disclose the natural person(s) who have voting and/or investment control over the shares held by Glazer Capital LLC and W.R. Berkley Corp.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 239 of the Revised Registration Statement to provide the persons or persons with voting power and dispositive powers for each of the entities listed as beneficial owners to the extent that such information is publicly available on Schedules 13D and 13G that are filed with respect to Blue Ocean Acquisition Corp. Further, the Company has no knowledge regarding any natural persons with voting or investment control over the shares of our stock held by these entities.

Securities and Exchange Commission

Exhibits

31.	Please file a consent by Newbridge Securities Corporation. Refer to Rule 436 of the Securities Act of 1933.

Response:	In response to the Staff’s comment, the Company has filed the requested consent by Newbridge Securities Corporation as Exhibit 99.2 to the Revised Registration Statement.

32.	We note that the "Management Following the Merger" section on page 196 discloses and identifies a number of new directors. Please file the applicable consents. Refer to Rule 438 of the Securities Act of 1933.

Response:	In response to the Staff’s comment, the Company has filed the requested consents by Lauren Zalaznick, Takako Masai (Nishida) and Priscilla Han as Exhibits 99.3, 99.4 and 99.5, respectively, to the Revised Registration Statement.

General

33.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, if applicable, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that Blue Ocean Acquisition Corp (“Blue Ocean”) is a Cayman Islands exempted company that is controlled by Blue Ocean Sponsor LLC (the “Sponsor”). The Sponsor has substantial ties with non-U.S. persons but is not controlled by a non-U.S. person. The managers of the Sponsor, Marcus Brauchli and Richard Leggett, are both U.S. citizens. Some of the members of the Sponsor are non-U.S. citizens or are controlled by a non-U.S. citizen. However, such members have no management or control rights. The Company is a Cayman Islands exempted company that is owned and controlled by non-U.S. persons. While the Sponsor is controlled by U.S. citizens, both Blue Ocean and the Company are foreign entities, and neither the Sponsor nor the Company have any U.S. subsidiaries, branches, or employees located in the United States. Thus we do not believe that the proposed potential business combination as described in the Registration Statement would be subject to review by a U.S. government entity or fall within CFIUS’ jurisdiction.

34.	We note your reference to a "minimum cash balance requirement" on page 90. However, this requirement does not appear to be discussed or otherwise referenced within the proxy statement/prospectus. Please revise or advise. To the extent applicable, please include a question and answer discussing this condition and the company's plans to satisfy such condition, i.e. potential PIPE financing, etc.

Response:	In response to the Staff’s comment about “minimum cash balance requirement”, the Company has revised the disclosure on pages 13, 61 and 90 of the Revised Registration Statement. In response to the Staff’s comment about capital raising conditions, the Company has revised the disclosure on page xxi of the Revised Registration Statement, by adding a question and answer under the caption “Q: Is the Closing subject to any capital raising or other closing conditions?”.

* * * *

Securities and Exchange Commission

Please direct any questions relating to the foregoing to me at Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan, telephone: +81 (3) 3214-6833, e-mail: JGillespie@mofo.com. We appreciate your consideration of this matter.

Sincerely yours,

/s/ Jesse S. Gillespie
Jesse S. Gillespie

cc:	Jim Wu (Chief Corporate Affairs Officer, TNL Mediagene)

Joey Chung
(Chief Executive Officer, TNL Mediagene)

Richard Leggett
(Chief Executive Officer, Blue Ocean Acquisition Corp)

Matt Lasov
(Chief Financial Officer, Blue Ocean Acquisition Corp)